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Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)
For further information:	David Smith; VP, Investor Relations
(416) 947-1212

EXPIRY OF WARRANTS

Toronto (August 16, 2007) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that its outstanding share purchase warrants will expire at 5:00 p.m. (Toronto time) on November 14, 2007. At such time, all unexercised warrants will become void and of no effect and holders will have no further rights under such warrants. The share purchase warrants were issued pursuant to a warrant indenture dated November 14, 2002 with Computershare Trust Company of Canada. Each share purchase warrant entitles the holder thereof to purchase one common share of Agnico-Eagle for US$19.00.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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EXPIRY OF WARRANTS